ADDITIONAL PROVISIONS OF THE
ARTICLES OF INCORPORATION

The liability of directors and officers of this corporation for monetary damages shall be eliminated to the fullest extent permissible under Nevada law.

This corporation is authorized to provide indemnification of directors, officers and agents to the fullest extent permissible under Nevada law.

Any amendment, repeal or modification of any provision of this Article shall not adversely affect any right or protection of a director, officer or agent of this corporation existing at the time of such amendment, repeal or modification.